EXHIBIT 21.1

Subsidiaries

Camber Permian LLC, a Texas limited liability company, which is wholly-owned.

CE Operating LLC, an Oklahoma limited liability company, which is wholly-owned.

Viking Merger Sub, Inc., a Nevada corporation, which is wholly-owned.